Exhibit 99.1

Nano-X Imaging Ltd

The Communications Center
Neve Ilan, Israel 9085000

Telephone: 972 2 536 0360

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on February 9, 2021

To our Shareholders:

You are invited to attend a Special Meeting of Shareholders of Nano-X Imaging Ltd (“we” or the “Company”) to be held at the Company’s offices at The Communications Center, Neve Ilan, Israel on February 9, 2021 at 15:00 Israeli (8:00 am EST), and thereafter as it may be adjourned from time to time (the “Meeting”).

Although we intend to hold the Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format should meeting in person become unsafe as a result of the COVID-19 pandemic. If we convert to a virtual only online meeting, we will announce the decision to do so in advance and provide instructions for shareholder participation in the virtual meeting in a Form 6-K filed with the Securities and Exchange Commission and posted on our website www.nanox.vision.

The Meeting is convened for the following purposes:

1.
To approve of the Company’s Compensation Policy for Executive Officers and Directors, adopted by the Board of Directors on December 24, 2020 (the “Compensation Policy”), required in accordance with the Israeli Companies Law 5759-1999 (the “Companies Law”);

2.
To approve of the Company’s Equity Compensation Plan for Executive Officers and Directors, adopted by the Board of Directors on December 24, 2020 (the “Equity Compensation Plan”), required in accordance with regulations under the Companies Law;

3.	To approve additional cash compensation for directors who serve on committees of the Company’s Board of Directors in accordance with the Compensation Policy;

4.	To approve the appointment of Mr. Dan Suesskind and Mrs. Noga Kainan as “External Directors” of the Company (as such term is defined in the Companies Law) and to approve their compensation;

5.	To approve the amendment to the employment agreement of Mr. Ran Poliakine, the CEO and Chairman of the Company, regarding his cash bonus entitlement;

6.	To approve additional compensation to Dr. Floyd Katske for services provided to the Company that are not connected to his duties as a director in accordance with the Compensation Policy; and

7.	To approve Mr. Erez Melzer as a Designated Director pursuant to the Compensation Policy and to approve his additional compensation in such capacity.

The Board of Directors has fixed the close of business on January 5, 2021 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof (the “Record Date”).

Shareholders of record at the close of business on the Record Date are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the offices of the Company at The Communications Center, Neve Ilan, Israel, Attention Ilan Rotem, General Counsel or at the Company’s transfer agent (Continental Stock Transfer & Trust Inc., 1 State Street 30th Floor, New York, NY 10004-1561, Attention: Kruti Patel, Account Administrator) (the “Transfer Agent”) on or before February 7, 2021 at 15:00 Israeli (8:00 am EST), will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. A detailed explanation of the proposed resolutions as well as detailed proxy voting instructions are provided both in the Company’s proxy statement furnished herewith (the “Proxy Statement”) and on the enclosed proxy card. Copies of this document and related materials will be available to the public from its date until the date of the Meeting at the Company's offices or on the Company's website www.nanox.vision.

To the extent any shareholder would like to state his/her/its position with respect to any of the proposals described in this notice, or to raise any other matter to be included in the Meeting’s agenda, in addition to any right such shareholder may have under applicable law, pursuant to regulations under the Israeli Companies Law 5759 – 1999, such shareholder may do so by delivery of a notice to the Company’s offices located at The Communications Center, Neve Ilan 9085000, Israel, not later than 17:00 Israeli (10:00 am EST) on Wednesday, January 7, 2021.

Items 1, 2 and 4 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the Company.

Items 3, 5, 6 and 7 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the resolution.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to indicate if he, she or it has a “Personal Interest” (as defined in the Proxy Statement) in connection with a certain proposal. If any shareholder casting a vote in connection the proposal does not explicitly indicate on the proxy card that he, she or it has, or does not have, a “Personal Interest” with respect to the proposal, then the vote on the applicable item will not be counted.

Further details of these matters to be considered at the Special General Meeting are contained in the Proxy Statement. The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Special General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. If a shareholder wants to vote in person at the Meeting, but whose shares are not registered in the Company's shareholder register in such shareholder's name, the shareholder must contact the broker, bank or other nominee that holds the shares, who will then need to contact the Transfer Agent, to request proxy instruments and powers of attorney. All proxy instruments and powers of attorney must be received by the Company or by the Transfer Agent no later than 48 hours prior to the Meeting.

Joint holders of Ordinary Shares should take note that, pursuant to Article 31.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Ran Poliakine

CEO and Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR ITS TRANSFER AGENT NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

Nano-X Imaging Ltd

The Communications Center
Neve Ilan, Israel 9085000

Telephone: 972 2 536 0360

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on February 9, 2021

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 par value (the “Ordinary Shares”), of Nano-X Imaging Ltd (“we” or the “Company”) in connection with the solicitation of proxies to be voted at the Special General Meeting of Shareholders of the Company (the “Meeting”) to be held the Company’s offices at The Communications Center, Neve Ilan, Israel on February 9, 2021 at 15:00 Israeli (8:00 am EST), and thereafter as it may be adjourned from time to time. Although we intend to hold the Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format should meeting in person become unsafe as a result of the COVID-19 pandemic. If we convert to a virtual only online meeting, we will announce the decision to do so in advance and provide instructions for shareholder participation in the virtual meeting in a Form 6-K filed with the Securities and Exchange Commission.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters as further detailed in this Proxy Statement:

1.
To approve the Company’s Compensation Policy for Executive Officers and Directors, adopted by the Board of Directors on December 24, 2020 (the “Compensation Policy”), required in accordance with the Israeli Companies Law 5759-1999 (the “Companies Law”);

2.
To approve of the Company’s Equity Compensation Plan for Executive Officers and Directors, adopted by the Board of Directors on December 24, 2020 (the “Equity Compensation Plan”), required in accordance with regulations under the Companies Law;

3.	To approve additional cash compensation for directors who serve on committees of the Company’s Board of Directors in accordance with the Compensation Policy;

4.	To approve the appointment of Mr. Dan Suesskind and Mrs. Noga Kainan as “External Directors” of the Company (as such term is defined in the Companies Law) and to approve their compensation;

5.	To approve the amendment to the employment agreement of Mr. Ran Poliakine, the CEO and Chairman of the Company, regarding his cash bonus entitlement;

6.	To approve additional compensation to Dr. Floyd Katske for services provided to the Company that are not connected to his duties as a director in accordance with the Compensation Policy; and

7.	To approve Mr. Erez Melzer as a Designated Director pursuant to the Compensation Policy and to approve his additional compensation in such capacity.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby will be voted in accordance with the instructions of the shareholder indicated thereon. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Special General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company or its Transfer Agent no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about January 6, 2021, and it will also be available on our website www.nanox.vision. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote.

Only holders of record of Ordinary Shares at the close of business on January 5, 2021 are entitled to notice of and to vote at the Meeting. The Company had 46,294,017 Ordinary Shares issued and outstanding as of December 31, 2020, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least twenty five percent (25%) of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

When voting, Israeli law requires that you indicate whether you are a Controlling1 shareholder or a senior office holder of the Company, an Israeli Institutional Investor or none of the foregoing, otherwise none of your votes will be counted.

There will be a place on the proxy card to indicate such.

Items 1, 2 and 4 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the Company.

[1]
For these purposes, a “Controlling” shareholder is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a Controlling Shareholders if it holds one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer.

Items 3, 5, 6 and 7 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders, voting on the matter will be counted.

A “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate. In addition, under the Companies Law, in case of a person voting by proxy for another person, a “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to indicate if he, she or it is a Controlling shareholder, has a Personal Interest and is a senior office holder in the Company and/or an Israeli Institutional Investor, in connection with a certain proposal. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it is or is not a Controlling shareholder, has, or does not have, a Personal Interest with respect to a certain proposal and is or is not a Senior Office Holder and/or an Israeli Institutional Investor, then the vote on the applicable item will not be counted.

“Institutional Investor” is applicable only to Israeli entities, and shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

Security Ownership of Certain Beneficial Owners.

The following table sets forth, as of September 30, 2020, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

Name	Number of Ordinary Shares Beneficially Owned(2)	Percentage of Ownership (3)
SK Telecom	5,774,886	12.07%
Ran Poliakine(1)	4,755,857	10.26%
Moshe Moalem(1)	4,067,420	8.90%
Yozma Group Korea	2,512,000	5.51%
Richard Stone (including Affiliates)	2,766,486	6.07%

(1)
The share numbers include 118,750 Ordinary Shares of the Company held in trust by Shay Zuckerman pursuant to an Escrow Agreement, dated February 3, 2020, between Ran Poliakine, Moshe Moalem and Shay Zuckerman, as trustee. Ran Poliakine and Moshe Moalem may be deemed to share the dispositive power over the Ordinary Shares held in trust by Shay Zuckerman as such Ordinary Shares may not be disposed of until a final settlement between Ran Poliakine and Moshe Moalem is reached with respect thereto.

(2)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(3)	The percentages shown are based on 45,567,846 Ordinary Shares issued and outstanding as of September 30, 2020.

1. APPROVAL OF THE COMPENSATION POLICY

(Item 1 on the proxy card)

In accordance with the Companies Law, a public company, such as the Company, is required to adopt a compensation policy, setting forth the principles that govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, Directors’ and Officers’ insurance and other benefits and payments related to the service and employment) of the “office holders” of a company, as defined in the Companies Law.  Subject to certain exceptions, the Compensation Policy must be approved by such company’s shareholders every three (3) years. As the Company’s shareholders have yet to approve a Compensation Policy, the shareholders are requested to approve the new Compensation Policy, as set forth herein.

A compensation policy must be based on, and must include and reference certain matters and provisions set forth in the Companies Law, which include: (i) promoting the company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for the company’s office holders, considering, among other things, the company’s risk management policy; (iii) the company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder’s contribution to achieving company objectives and maximization of the company’s profits, with a long-term view and in accordance with his or her position.

The Compensation Policy must be approved by the Board of Directors, after considering the recommendations of the Compensation Committee. The Compensation Policy also requires shareholder approval with a special majority as prescribed below. If the Compensation Policy is not approved by the shareholders, the Board of Directors may nonetheless approve the policy, provided that the Compensation Committee and thereafter the Board of Directors concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the Company.

The Company’s new Compensation Policy is designed to support the achievement of the Company’s long-term work plan goals and to ensure that:

•	Officers’ interests are as closely as possible aligned with the interests of the Company;

•	The correlation between pay and performance will be enhanced;

•	The Company will be able to recruit and retain top level executives capable of leading the Company to further business success, facing the challenges ahead;

•
Company officers will be motivated to achieve a high level of business performance without taking unreasonable risks. Therefore, the variable compensation component may not be based on extreme business performance goals which might potentially impose unreasonable risks on the Company officers; and

•	An appropriate balance between different compensation elements (e.g., fixed vs. variable, short-term vs. long-term and cash payments vs. equity-based compensation).

The Company’s Compensation Committee and Board of Directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the Company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company.  The Company’s Compensation Committee and Board of Directors also seek to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.  The Company’s Board of Directors believes that the proposed Compensation Policy properly balances the requirements of the Companies Law and the philosophy and objectives described above.

The brief overview above is qualified in its entirety by reference to the full text of the proposed new Compensation Policy, which is attached as Exhibit A hereto.

The new Compensation Policy, if adopted, must be approved every three (3) years, by the Compensation Committee, the Board of Directors and by shareholders at a general meeting of shareholders in accordance with the majority requirements described above. In addition, the Board of Directors is required to periodically examine the Compensation Policy and the need for adjustments in the event of a material change in the circumstances prevailing during the adoption of the Compensation Policy or for other reasons.

The Company’s Board of Directors, based on the recommendation of the Company’s Compensation Committee, has resolved to approve the Compensation Policy in the form attached as Exhibit A hereto.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to approve the Compensation Policy attached as Exhibit A hereto."

Vote Required:

The approval of this Item 1 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the Company.

2. APPROVAL OF THE EQUITY COMPENSATION PLAN

(Item 2 on the proxy card)

In accordance with Section 8B of the Companies Law Regulations (Rules for Compensation of an External Director) 2000 (the "Regulations"), a public company, such as the Company, is required to adopt a designated equity compensation plan, that will elaborate the scheme upon which the Company shall grant its Executive Officers and Directors (including External Directors and Independent Directors) with equity-based compensation. The objective of the Equity Compensation Plan is to define the Company’s equity-based compensation for all of the Company’s executive officers and directors, in accordance with the Company’s Compensation Policy.

The Equity Compensation Plan is complementary to the Compensation Policy and derives from it. The values and terms defined in the Equity Compensation Plan are in line with the principles and limits set by the Compensation Policy, and shall be amended in accordance with any amendments made to the Compensation Policy, if applicable. As opposed to the Compensation Policy, the Equity Compensation Plan does not set principles or guidelines for the Company to act upon, but rather sets the specific values and terms upon which the Company’s executive officers and directors shall be compensated with the Company’s equity. The equity-based compensation offered by the Company may be in the form of shares, restricted shares, options exercisable into shares and/or other equity based awards, such as restricted share units (RSUs).

The Company’s Board of Directors, based on the recommendation of the Company’s Compensation Committee, has resolved to approve the Equity Compensation Plan in the form attached as Exhibit B hereto.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to approve the Equity Compensation Plan attached as Exhibit B hereto."

Vote Required:

The approval of this Item 2 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the Company.

3. APPROVAL OF ADDITIONAL CASH COMPENSATION FOR DIRECTORS WHO SERVE ON COMMITTEES OF THE COMPANY’S BOARD OF DIRECTORS

(Item 3 on the proxy card)

All directors who are not employees of the Company currently receive annual cash compensation of $36,000. In accordance with the Compensation Plan, it is proposed that each director who servers on a committee of the Board of Directors (other than the chairperson of each committee) will receive additional cash compensation of $7,500 for each committee and the chairperson of each committee of the Board of Directors shall receive additional cash compensation of $15,000.

  At the Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to approve that each director who servers on a committee of the Board of Directors will receive additional cash compensation of $7,500 for each committee (other than the chairperson of each committee) and that the chairperson of each committee of the Board of Directors shall receive additional cash compensation of $15,000."

Vote Required:

The approval of this Item 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

4.   ELECTION OF EXTERNAL DIRECTORS

(Items 4 and 5 on the proxy card)

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two (2) external directors.

          The Companies Law provides that a person may not be appointed as an external director if: (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two (2) years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his or her appointment, to the chairman, chief executive officer, a shareholder holding at least five percent (5%) of the share capital of the company or the chief financial officer; and (iv) if such person's relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed, all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. For a period of two (2) years from termination from office, the company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

External directors are required to be elected by the shareholders. The term of service of an external director is three (3) years and generally may be extended for up to two (2) additional three (3)-year terms. Under certain conditions, a company whose shares are traded on the Nasdaq Global Market may extend the term of service of an external director for up to three (3) additional three (3)-year terms.

 All of the external directors of a company must be members of its audit and compensation committees, and any committee of a company’s board of directors that is authorized to carry out one or more powers of the board of directors must include at least one external director.

Pursuant to the Companies Law, at least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “professional qualifications” and/or “accounting and financial expertise” as such terms are defined by regulations promulgated under the law.

A brief biography of Mr. Suesskind and Mrs. Kainan is set forth below:

Mr. Dan Suesskind, 76, served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. (TASE: TEVA, NASDAQ: TEVA, NYSE: TEVA) (“Teva”) from 1977 to 2008 and as a director of Teva for several periods of time, until 2018. Mr. Suesskind also served as a director of the following companies: Redhill Biopharma Ltd. (NASDAQ: RDHL), Syneron Medical Ltd. (NASDAQ: ELOS), Migdal Ltd., Ness Technologies Inc. (NASDAQ: NSTC), The First International Bank of Israel, First International Selective Investment – Portfolio Management Company LTD, Lanoptics Ltd. (NASDAQ: LNOP), ESC Medical Systems (NASDAQ: ESCM) and the Hadassah Medical Center in Jerusalem. Mr. Suesskind is currently a director of Nexfar Limited - China, Israel Corporation Ltd. and The Jerusalem Foundation. His public activities include membership in the Investment Committee of the Israeli Academy of Sciences and Humanities, member in the Board of Trustees of The Hebrew University and the Board of Trustees of the Ben Gurion University. Mr. Suesskind has a B.A. in economics and political science from the Hebrew University of Jerusalem, an M.B.A. from the University of Massachusetts, and a Certificate in Business Administration from the Hebrew University of Jerusalem.

Mrs. Noga Kainan, 66, established in 2008 the forum for owners, chairpersons and CEOs of the leading companies in the Israeli economy. Mrs. Kainan also serves as chairperson of the CFO Forum, which brings together the CFOs of the leading companies in the economy, since she established it in 1997. Her public activities include membership in committees in the Israeli Prime Minister's Office, member in the Board of Trustees of Bar Ilan University, the College of Management in Israel, and the council of NGO for IDF soldiers' welfare. Mrs. Kainan heads an association that she founded to promote the integration of autistic students in academia. Mrs. Kainan served as a director of the following companies traded on the Tel Aviv Stock Exchange: Bizportal Ltd., Poalim I.B.I – Managing & Underwriting Ltd. (TASE: PIU), and Analyst Provident Funds Ltd. She also served as director at Oil Refineries Ltd. (TASE: ORL) before the company was listed on the Tel Aviv Stock Exchange. She served as a representative at the International Association of Financial Executives Institutes (IAFEI) and as Chair of the Founding Committee of the Organization of Foreign Companies traded in the U.S. Mrs.  Kainan, Co-authored "Israel - Success Story", translated to English under the name: “Israel - Island of Success”. Mrs. Kainan has a B.A. in art and literature from Haifa University and an M.B.A. from Tel Aviv University.

The Companies Law provides that a nominee for a position of an external director will have declared to the Company that he or she complies with the qualifications for appointment as an external director. Mr. Suesskind and Mrs. Kainan and have declared to the Company that they comply with the qualifications for appointment as external directors and that they have the requisite accounting and financial expertise.

As are all other directors,  Mr. Suesskind and Mrs. Kainan will be entitled to: (i) director’s insurance, to provide all directors and officers, including the external directors, with directors’ and officers’ insurance, as may be amended; (ii) an indemnification and an exculpation agreement, in the form approved by the Company’s shareholders on August 11, 2020; and (iii) relative compensation consisting of an annual fee and options to purchase Ordinary Shares of the Company in accordance with Section 8A of the Regulations. Such compensation shall not exceed the average compensation paid to “Other Directors” of the Company (as such term is defined in the Regulations) and shall not be less than the minimum prescribed in the Second Addendum and the Third Addendum under the Regulations and the lowest compensation paid to “Other Directors” of the Company.  This compensation consists of a cash fee and equity compensation. The cash fee is $36,000 per annum and an additional $7,500 for each committee of the Board of Directors on which he/she serves (and $15,000 if he/she serves as chairperson of a committee), paid monthly, which is the base cash fee paid to all non-employee directors of the Company as proposed in Item 2. The equity compensation consists of options to purchase Ordinary Shares, NIS 0.01 par value of the Company (the “Options”) with an economic value at the date of grant of $580,723, vesting quarterly over a period of four years, with full acceleration upon consummation of an M&A Transaction (as defined in the Company’s 2019 Equity Incentive Plan). This economic value was determined according to the economic value of the lowest equity compensation granted to other directors of the Company who are not employees of the Company or provide services to the Company.  Since the exercise price of the Options will be determined as the fair market value at the time of the Meeting, the number of Options and the exercise price will be determined accordingly. The external directors are otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with their service.

The audit committee and the Board of Directors has determined that both Mr. Suesskind and Mrs. Kainan meet the legal requirements for external directors and have the requisite accounting and financial expertise.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect Mr. Dan Suesskind and Mrs. Noga Kainan as external directors in accordance with the Companies Law, to hold office for three (3) years, as of the date hereof and to approve their compensation as set out in the Proxy Statement.”

Vote Required

The approval of this Item 4 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that: either (i) at least a majority of the shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the Company. For this proposal, a Personal Interest does not include an interest in the resolution that is not as a result of ties to a Controlling shareholder.

5.  APPROVAL OF THE AMENDMENT TO THE EMPLOYMENT AGREEMENT OF MR. RAN POLIAKINE, THE CEO AND CHAIRMAN OF THE COMPANY, REGARDING HIS CASH BONUS ENTITLEMENT

(Item 6 on the proxy card)

According to the employment agreement of Mr. Ran Poliakine, who serves as the Chairman and Chief Executive Officer of the Company, he is entitled to an annual bonus, subject to the performance criteria as shall be determined on an annual basis by the Board of Directors or its Compensation Committee. It is proposed to amend Mr. Poliakine’s employment agreement with the Company to clarify, in accordance with the Compensation Policy, that he shall be entitled to an annual cash bonus equal to 100% of his annual salary as in effect as of the end of the year for which the bonus is paid. Consequently, the bonus for 2020 will be in the amount of $720,000.

Therefore, it is proposed that Section 5.7.1 of Mr. Poliakine’s employment agreement with the Company shall be amended to read as follows:

“The Company may grant the Executive an annual bonus equal to up to 100% of the annual Salary (based on the Salary at the end of the year for which the bonus is paid) subject to the performance criteria as shall be determined on an annual basis by the Board and/or its compensation committee (the “Bonus”)”.

At the Meeting, following approval by the Company’s Compensation Committee, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the bonus to Mr. Ran Poliakine, the Chairman and Chief Executive Officer of the Company, for the 2020 fiscal year and the amendment to his employment agreement, as set out in the Proxy Statement.”

Vote Required:

The approval of this Item 5 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

6.   APPROVAL OF ADDITIONAL COMPENSATION FOR SERVICES TO THE COMPANY BY DR. FLOYD KATSKE

(Item 7 on the proxy card)

The Chief Executive Officer and Chairman of the Board requested that Dr. Floyd Katske assist him and the Company with various tasks given his medical knowledge, expertise and experience. For example, Dr. Katske was integrally involved in the preparations for the Company’s presentation at the recent RSNA conference.These tasks are in addition and unrelated to his role as a director of the Company. The Compensation Committee and Board of Directors, after they considered all considerations required by the Companies Law and regulations thereunder, have approved the following terms and conditions for additional compensation that can be paid to Dr. Katske in addition with respect to such services, as may be requested from time-to-time by the Company’s Chairman & CEO, effective as of October 1, 2020:

•	The services will be limited to 100 hours in any calendar month, according to hours approved by the Chairman;

•	Cash compensation of $200 per hour, (plus applicable VAT) against an invoice;

•
Restricted Share Units (RSUs) will be granted in each calendar quarter, in the amount calculated by dividing (i) 2 times the cash compensation paid during such quarter as aforesaid by (ii) the fair market value of the Company’s Ordinary Shares on the last trading day of such quarter;

•	All tax consequences shall be borne by Dr. Katske; and

•	Termination of services by 14 days’ written notice by either party.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the terms of additional compensation for Dr. Floyd Katske who will provide services (in addition to his Board-related duties at the request of the Chairman and Chief Executive Officer), effective as of October 1, 2020, as set out in the Proxy Statement.”

Vote Required:

The approval of this Item 6 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

7.  APPROVAL OF MR. EREZ MELTZER AS A DESIGNATED DIRECTOR PURSUANT TO THE COMPENSATION POLICY AND APPROVAL OF HIS ADDITIONAL COMPENSATION IN SUCH CAPACITY

(Item 8 on the proxy card)

As part of the Compensation Policy, the Company has determined that a director who has particular stature or added value to the Company as determined and designated as such by the Company’s compensation committee, Board of Directors and/or shareholders, as applicable, will be considered as a part of a class of directors called “Designated Directors.” Members of the Board of Directors who will be determined as Designated Directors will be eligible to receive additional compensation from the Company, as detailed under section H of the Compensation Policy.

The additional cash compensation for Designated Directors (in addition to the annual base compensation and annual equity compensation paid to such directors) may be in an amount of up to USD $80,000 per year and/or an additional equity grant with a value of up to USD $200,000 per year, which may be in the form of shares, restricted shares, options exercisable into shares and/or other equity-based awards, such as restricted share units (RSUs).

Due to Mr. Meltzer’s stature, added value and extraordinary contribution to the Company, including throughout the Company’s initial public offering process and thereafter, the Company has determined that Mr. Meltzer shall become a Designated Director. The Company also determined that as a Designated Director, Mr. Meltzer will receive additional compensation, which will be comprised of cash compensation of $80,000 per year, and of $200,000 in equity-based compensation in the form of RSUs to be granted in quarterly installments, calculated according to the fair market value of the Company’s Ordinary Shares on the last trading day of such quarter. Such compensation will be paid effective as of January 1, 2021.

The Company’s Board of Directors, based on the recommendation of the Company’s Compensation Committee, has resolved to approve Mr. Meltzer as a Designated Director and to approve his additional compensation (additional to his current compensation) in such capacity in the amount specified above.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve Mr. Erez Meltzer as a Designated Director pursuant to the Compensation Policy and to approve his additional compensation in such capacity, as set out in the Proxy Statement.”

Vote Required:

The approval of this Item 7 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

8. OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Ran Poliakine
CEO and Chairman of the Board of Directors
December 31, 2020

Exhibit A

See attached.

COMPENSATION POLICY

Nano-X Imaging Ltd.

Compensation Policy for Executive Officers and Directors

Adopted by the Board of Directors on December 24, 2020
Adopted by the Shareholders on February 9, 2021

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A. Overview and Objectives

1.	Introduction

This document sets forth the compensation policy for executive officers (this "Compensation Policy" or "Policy") of Nano-X Imaging Ltd ("Nanox" or the "Company" and "Executive Officers", accordingly) as well as for directors who are not Executive Officers, in accordance with the requirements of the Companies Law 5759-1999, and the regulations promulgated thereunder, as amended from time to time (the "Companies Law").

Compensation is a key component of Nanox's overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Nanox's value and otherwise assist Nanox to reach its business and financial short and long-term goals. Accordingly, the structure of this Policy was established to tie the compensation of each Executive Officer to Nanox's goals and performance.

For purposes of this Policy, "Executive Officers" shall mean "Office Holders" as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, the Company's directors who are not also employees or service providers of the Company (each, a “Director”).

This Policy is designed solely for the benefit of Nanox. Nothing in this Compensation Policy shall be deemed to grant any of Nanox’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment by or engagement with the Company and their compensation thereof. Such rights and privileges, to which Executive Officers, Directors or employees serving in the Company or that will serve in the Company in the future, are entitled for, shall be governed by the respective personal employment or engagement agreements. This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the general meeting of Nanox's shareholders and shall serve as Nanox’s Compensation Policy for the maximum period of time permitted by any applicable law, including the Companies Law.

The Compensation Committee (upon its appointment in accordance with the applicable law) and the Board of Directors of Nanox (the "Compensation Committee" and "Board" respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Nanox's objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel in competitive labor markets who will provide leadership for Nanox's success and enhance the Company's shareholders' value, while supporting a performance culture that is based on merit, and rewards excellent performance in the short and long term. To that end, this Policy is designed, among others:

2.1.	To assist the Company in achieving its goals, work plans and policies based on a long-term outlook.

2.2.	To create appropriate incentives, taking into account, among others, the Company’s risk management policy.
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2.3.	To closely align the interests of Executive Officers and Directors with those of Nanox's shareholders in order to enhance shareholder value.

2.4.
To provide the Executive Officers and Directors with a structured compensation package, while creating an appropriate balance between the fixed components, such as the base salaries and benefits, and the variable components, such as cash bonuses and equity-based compensation, in order to minimize potential conflicts between the interests of Executive Officers and Directors and those of Nanox.

2.5.
With respect to variable components of the Executive Officers’ and Directors’ compensation, to reflect the Executive Officers’ and Directors’ contributions in assisting the Company in achieving its goals and increasing its profits, taking a long-term view of the Company’s performance and taking in account the Executive Officers’ and Directors’ positions.

2.6.	To strengthen the retention and the motivation of Executive Officers and Directors in the short and long term.

2.7.	To align executive compensation to the Company's nature and size as well as business and financial characteristics.

2.8.	To support market-driven pay decisions and ensure pay levels are set according to comparable market rates.

3.	Compensation structure and instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

•	Base Salary;

•	Benefits and perquisites;

•	Cash bonuses (short-to-medium term incentive);

•	Equity based compensation (medium-to-long term incentive); and

•	Retirement and termination of service arrangements and payments.

•	Provisions to protect Officers, such as exemption, indemnification and responsibility insurance.

3.2.
Unless otherwise noted, the parameters for the fixed components[1] in the compensation relate to an Executive Officer employed in a fulltime position. If the relevant Executive Officer is not a salaried employee and/or is not employed fulltime, the requisite adjustments must be made.[2] Thus for example, if an Executive Officer is an independent contractor who provides the Company with services and is paid based on a tax receipt, the requisite adjustments will be made such that the cost to the Company will not be higher than the cost if the worker were a salaried employee.

1 The fixed components in the Compensation Policy refer to the Base Salary and to the Benefits and perquisites.
2 The above notwithstanding, the value of car use, mobile phone use, personal laptop and the advance notice period to which the Officer is eligible will not be adjusted to the actual scope of the Officer’s position.

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For the purpose of this Compensation Policy:

"Base Salary" shall mean gross salary paid timely (monthly, by-weekly, or other), before employer contributions to social benefits and any employee deductions, as applicable.

"Employment Cost" shall mean: any payment made in connection with and for the employment, including contributions to social benefits, medical and life insurance, car and transportation, bonuses and any other benefit or payment.

4.	Overall Compensation – Considerations and Ratio Between Fixed and Variable Compensation

Under this Policy, the Company shall ensure that overall compensation reflects the recipient’s educational background, prior vocational experience, expertise and qualifications, roles and responsibilities, past performance and previous compensation arrangements of such recipient.

This Policy aims to balance the mix of "fixed compensation", comprised of Base Salary or the Base Payment, as applicable, and benefits ("Fixed Compensation") and "variable compensation", comprised of cash bonuses and equity based compensation3 ("Variable Compensation") in order to, among other things, appropriately incentivize Executive Officers and Directors to meet Nanox's short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Compensation of each Executive Officer shall not exceed 75% of the total compensation package of such an Executive Officer on an annual basis. The Board believes that such range expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

It should be clarified, that Fixed Compensation may constitute 100% of the total compensation package for an Executive Officer or Director in any given year (under circumstances in which a variable component will not be approved for that year and/or in the event of failure to meet the set goals, if and when determined).

5.	Intra-Company Compensation Ratio

In the process of drafting this Policy, Nanox’s Board has examined the ratio between Employment Cost, as such term is defined in the Companies Law, associated with the engagement of the Executive Officers (the "Executive Officers Cost") and the average and median Employment Cost associated with the engagement of the other employees of Nanox, including, without limitation, employees of manpower companies and employees of the Company’s service providers (the "Other Employees Cost" and the "Ratio", respectively). The Board and the Compensation Committee believe that the current Ratio is reasonable and that it does not adversely impact the work environment in Nanox. [The current Ratio derives from the existing employment/engagement agreements of the Company’s Executive Officers and Directors (the “Employment Agreements”), and it may be adjusted in accordance with this Compensation Policy upon the expiration of the Employment Agreements and upon the employment of new Executive Officers and Directors]. The following are the ratios as of the date of the approval of this Compensation Policy*:

3 Based on the fair value on the date of grant, calculated annually, on a linear basis.

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Position	Ratio between the Executive Officers Cost and the average Other Employees Cost	Ratio between the Executive Officers Cost and the median Other Employees Cost
CEO	38	48
Other Executive Officers	3.9	5.3
Other Members of the Board	1.6	1.3

* Numbers calculated based on data available as of October 2020.

B. Base Salary and Benefits

6.	Base Salary
The Base Salary varies between Executive Officers, is individually determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO, also the Company's general meeting of shareholders) and may be considered and adjusted by the Company (subject to the approvals of the abovementioned organs) on a periodic basis, according to, among others, the educational background, prior vocational experience, expertise and qualifications, roles and responsibilities, past performance and previous compensation arrangements of such Executive Officer, as well as the Company's financial state and cash position and any requirements or restrictions prescribed by any applicable legislation, from time to time. When determining the Base Salary, the Company shall also consider, at the sole discretion of the Compensation Committee and the Board and as required, the prevailing pay levels in the relevant market, Base Salary and the total compensation package of comparable Executive Officers in the Company, the proportion between the Executive Officer's compensation package and the salaries of other employees in the Company and specifically the median and average salaries and the effect of such proportions on the work relations in the Company. The Base Salary shall not exceed the following amounts ("Salary Caps"), with consideration to the Executive Officer's position:

Position	Maximum monthly Base Salary (gross) in USD	Scope of Position[4]
CEO	75,000	100%
Other Executive Officers	35,000	100%

7.	Benefits

7.1.
In addition to the Base Salary, Nanox may offer its Executive Officers market-competitive benefit plans, which may include all or a portion of the following benefits in order, among other things, to comply with legal requirements (the "Benefits"). It shall be clarified that the list below is an open list and Nanox may grant its Executive Officers other similar, comparable or customary benefits, subject to any applicable law. In addition, Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed:

4 If the Executive Officer is employed less than fulltime, the ceiling for the monthly Base Salary will be adjusted in accordance with the actual scope of the position.

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•	pension and savings in accordance with local market practices and applicable law;

•	medical insurance in accordance with market practice and applicable law;

•	paid time off – vacation and sick days in accordance with market practice and applicable law;

•	convalescence pay according to applicable legislation and market practice;

•	With respect to Executive Officers employed in Israel: monthly remuneration for a study fund ("Keren Hishtalmut"), according to common market practice and applicable law;

•	life and / or disability insurance – the Company may purchase life or disability insurance, according to market practice and applicable law;

•
Nanox may offer additional benefits to its Executive Officers, including but not limited to: communication fees, meal cost reimbursement, company car or other travel benefits, mobile phone, personal laptop, insurance policies, etc., including a tax gross up in respect of such benefits.

7.2.
Nanox may reimburse its Executive Officers for reasonable work-related expenses incurred as part of their activities, including without limitation, meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. Nanox may provide advance payments to its Executive Officers in connection with work-related expenses.

8.	Signing Bonus

At the discretion of the Compensation Committee and the Board, and subject to the approvals required under the Companies Law, Nanox may grant a newly recruited Executive Officer a signing bonus. Such bonus may be granted in cash, equity or a combination of both. The signing bonus will not exceed: (1) 50% of such Executive Officer's annual Base Salary, if the signing bonus is granted in cash; (2) 100% of such Executive Officer's annual Base Salary, if the signing bonus is granted by equity; (3) in case the signing bonus is a combination of cash and equity, its ceiling shall be proportional to the cash and equity components, calculated in accordance with the ratios mentioned in sections (1) and (2) above.

C. Cash Bonuses

The Company (subject to the approvals of the Compensation Committee and the Board and subject to other approvals required under the Companies Law, if any) may grant cash bonuses to its Executive Officers (excluding Directors who are not employees of the Company) on a quarterly or annual basis, or on a shorter or longer period basis, in accordance with the principles detailed below. The reference to Base Salaries in this Section C. shall refer to the most updated Base Salary applicable at the end of the period for which the bonus is granted.

9.	Annual Bonuses

9.1.
The annual bonus that may be paid to the Executive Officers for any fiscal year shall not exceed twelve (12) monthly Base Salaries for the CEO, and seven (7) monthly Base Salaries for any other Executive Officer (provided that this may be increased to a maximum of twelve (12) monthly Base Salaries in the event that the other Executive Officer exceeds the performance criteria specified for such bonus) (the “Bonus Ceiling”).

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9.2.
In addition to the annual bonus, Nanox may grant its CEO and Directors a special bonus as an award for special achievements (outstanding personal achievement, outstanding personal effort or outstanding Company's performance, such as in connection with mergers and acquisitions, offerings and special recognition in case of retirement), at the discretion of the Compensation Committee and the Board and subject to other approvals required under the Companies Law, if any, which shall not exceed three (3) monthly Base Salaries.

9.3.	CEO

The annual bonus for the CEO will be based mainly on measurable criteria, and shall be determined at the discretion of the Compensation Committee and the Board, subject to other approvals required under the Companies Law, if any, in accordance with the following:

Position	% of the Bonus Determined by Company/Individual Performance Measures	% of the Bonus at the Company's Discretion[5]

CEO	75%-100%	0%-25%

The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year in advance. These measurable criteria may include, inter alia, objectives relating to progress of product and business development, objectives relating to meeting various financial objectives, such as objectives relating to the annual revenue, expenses, profit (gross profit, net profit, pre-tax profit, EBITDA, etc.), objectives relating to raising investments, debt, etc., objectives relating to the Company's business operations and the Company's operations as a company traded on NASDAQ, objectives relating to the realization of the Company's assets, obtainment of regulatory approvals, the acquisition of new activities and/or companies and objectives relating to an increase of the return on the Company's assets and other factors as reasonably determined by the Compensation Committee and the Board, as applicable.

9.3.1.	Discretionary Bonus for the CEO

a.
Once a year the Company may grant the CEO a bonus that will not exceed the lower of (i) the sum of three (3) monthly salaries or (ii) 25% of all measurable variable pay, in gross terms, based on the approval of the Compensation Committee and the Board of Directors, which will relate, inter alia, to criteria that are not financial and are not measurable; to the CEO’s long-term contribution and his performance in the year for which the bonus is being granted.

5 In any case the sum of the Discretionary Bonus for the CEO shall not exceed three (3) monthly Base Salaries.

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b.	The CEO will be eligible for a Discretionary Bonus only if he has served in this position for at least three (3) full quarters in the calendar year for which the bonus is being granted.

c.	The payment of the Discretionary Bonus only after the approval of the Company’s periodic report for the end of the calendar year for which the Discretionary Bonus is being granted.

d.
If the CEO received an Annual Bonus and a Discretionary Bonus in a single calendar year, the sum of the Discretionary Bonus will be adjusted such that the combined total of the sums paid to the CEO will not exceed the Bonus Ceiling set for the CEO in section 9.1. above.

9.4.	Other Executive Officers (Excluding CEO and Directors)

The Company may also award (subject to the approvals of the Compensation Committee and the Board) an annual bonus to its Executive Officers, due to their unique contribution to the Company. Such grant will be based, inter alia, on measurable criteria, based on the Company's financial results, the scope of the Company's business activity, the CEO's opinion on the contribution of the Executive Officer to the Company, etc. It should be clarified, that an annual bonus of up to (i) three (3) monthly Base Salaries with respect to an Executive Officer that is not subordinate to the CEO and (ii) in excess of three (3) monthly Base Salaries with respect to an Executive Officer that is subordinate to the CEO, in each case may be based solely on discretion of the Company. The CEO of the Company shall be entitled to determine the abovementioned targets for each such Executive Officer.

9.5.
With respect to each of the Criteria specified under section 9.4., the Company will set the targets for that year (the "Targets"), such that a minimum target for each Criteria shall be set, under which the officer will not be eligible for a bonus for such Criteria (the “Threshold Conditions"). The CEO of the Company may determine the Targets of the officers reporting to the CEO, while the CEO's or the (active) Chairperson's Targets shall be determined by the Compensation Committee and Board of Directors.

10.	Additional Provisions Relating to Cash Bonuses

10.1.	Pro Rata Payment

Should the employment or service of the Executive Officer terminate prior to the end of a fiscal year, Nanox may pay the Executive Officer his/her pro-rata share of that fiscal year’s bonus, based on the period such Executive Officer was employed by the Company or has served in the Company. An Executive Officer who has not served at his/her role for at least six (6) months of the relevant fiscal year will not be eligible to receive the pro-rata payment of his/her fiscal year’s bonus.

10.2.	Compensation Recovery ("Clawback")

10.2.1.
In the event of an accounting restatement, Nanox shall be entitled to recover from its Executive Officers the bonus compensation in the amount by which such bonus exceeded what would have been paid under the restated financial statements, as restated ("Compensation Recovery"), provided that a claim is made by Nanox prior to the third anniversary of the fiscal year end of the restated financial statements. [6]

6 For the avoidance of doubt, in case that such accounting restatement concludes that an Executive Officer was not paid the full amounts to which he/she was entitled, he/she will be entitled to receive the balance in accordance with his/her personal employment/engagement agreement.

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10.2.2.	Notwithstanding the aforesaid, the Compensation Recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable financial reporting standards; or

•
The Company (subject to any required approval under applicable law) has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

•	The amount to be paid under the clawback proceedings is less than 20% of the relevant bonus received by the Executive Officer.

10.3.	Reduction or Postponement

In the event of the termination of office of an Executive Officer under circumstances in which he/she will not be entitled to severance pay, the Company (subject to the approvals of the Compensation Committee and the Board) may revoke the entitlement of such an Executive Officer to an annual bonus and to all parts of the annual bonus which have not yet been paid to him.

D. Equity-Based Compensation

11.	General and Objectives

11.1.
The Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO and Directors, also the Company's general meeting of shareholders) may grant from time to time equity-based compensation which will be individually determined and awarded according to, inter alia, the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

11.2.
The main objectives of the equity-based compensation are to enhance the alignment between the Executive Officers' and Directors' interests with the long-term interests of Nanox and its shareholders, and to strengthen the retention and the motivation of such persons in the medium-to-long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

11.3.
The equity based compensation offered by Nanox may be in the form of shares, restricted shares, options exercisable into shares and/or other equity based awards, such as restricted share units (RSUs), in accordance with the Company's incentive plan(s) in place as may be updated from time to time.

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12.	Fair Market Value

The fair market value of the equity-based compensation for the Company’s CEO during a fiscal year, shall not exceed 200% of his/her annual Base Salary, and for any other Executive Officer it shall not exceed 150% of his/her annual Base Salary, as shall be determined according to acceptable valuation practices at the time of grant.7

13.	Taxation Regime

Subject to any applicable law, Nanox may determine, at the discretion of the Compensation Committee and the Board, the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers and Directors.

14.	Exercise Price and Grant Value

The exercise price of the options will be set in accordance with the decision of the Compensation Committee and the Board and will generally be calculated on the basis of the closing share price on the stock exchange as of the date of the Board decision on the matter and shall not be less than the average calculation in the period of 30 days prior to the date of grant of the said options. However, unless otherwise determined by the Company (subject to the approvals of the Compensation Committee and the Board and subject to other approvals required under the Companies Law, if any), and subject to the provisions of any applicable law, the exercise price of restricted shares and restricted share units (RSUs) is zero.

Options may also be exercised by a method of "Cashless" exercise.

The Compensation Committee and the Board considered the possibility of determining a ceiling for the exercise value of the variable equity components and decided, taking into account the purpose of the equity-based compensation, not to set such a ceiling in the Compensation Policy.

15.	Vesting

All equity-based incentives granted to Executive Officers and Directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Grants to Executive Officers and Directors shall vest gradually over a period of at least three (3) years. Such grants may be vested on a quarterly, semi-annual or an annual basis, or based on other time periods (which may not be necessarily equal), as determined by the Company (subject to the approvals of the Compensation Committee and the Board and subject to other approvals required under the Companies Law, if any). The Company (subject to the abovementioned required approvals) may condition the vesting of part or all of the equity-based incentives, for some or all of its Executive Officers, upon the achievement of predetermined performance goals. The Company (subject to the abovementioned required approvals) may also set terms relating to vesting in connection with an Executive Officer or Director leaving the Company (due to a dismissal, resignation, death or disability).

7 Calculated annually, on a linear basis.

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16.	General

16.1.
All other terms of the equity awards shall be in accordance with Nanox's incentive plans and other related practices and policies and as further determined by the Compensation Committee and/or the Board, as required. Accordingly, the Company may (subject to the approvals of the Compensation Committee and the Board and subject to other approvals required under the Companies Law, if any) extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

16.2.	The Company’s compensation recovery policy (“Clawback”), as detailed under section 10.2. above, shall apply to any equity-based compensation granted to the Company’s Officers.

E. Retirement and Termination of Service Arrangements

17.	Advanced Notice Period

17.1.
Nanox (subject to the approvals of the Compensation Committee and the Board) may provide each Executive Officer, pursuant to an Executive Officer's employment or service agreement and according to the Company's decision per each case (subject to the abovementioned required approvals), a prior notice of termination of up to six (6) months, except for the CEO whose prior notice may be of up to twelve (12) months (the "Advance Notice Period"). During the Advance Notice Period, the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options, restricted shares, RSUs or other equity based awards.

17.2.
During the Advance Notice Period, an Executive Officer will be required to keep performing his/her duties pursuant to his/her agreement with the Company, unless the Company has waived the Executive Officer’s services to the Company during the Advance Notice Period and pays the amount payable in lieu of notice, plus the value of benefits.

17.3.
In the event of a change of control in the Company, the Company (subject to the approvals of the Compensation Committee and the Board and subject to other approvals required under the Companies Law, if any) may decide to extend the Advance Notice Period as provided in section 17.1 above (and the compensation paid for such Advance Notice Period, accordingly) to up to two (2) times the original Advance Notice Period of the Executive Officer, in accordance with section 17.1 above and any applicable law as of that time.

18.	Adjustment Period/Retirement Bonus

In addition to the Advance Notice Period, the Company (subject to the approvals of the Compensation Committee and the Board and subject to other approvals required under the Companies Law, if any) may provide an additional adjustment period or retirement bonus (“Adjustment Period/Retirement Bonus”) that will be determined, among other things, taking into consideration the Executive Officer's seniority in the Company, employment terms, performance during employment, the Company’s performance during employment, the Executive Officer’s contribution to Nanox achieving its goals and maximizing its profits and the circumstances of retirement or termination. The maximum Adjustment Period/Retirement Bonus that may be paid to each Executive Officer shall be up to six (6) months Base Salary and may only be granted to Executive Officers who have served in the Company for at least three (3) years.

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19.	Additional Retirement and Termination Benefits

Nanox may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance payments under Israeli labor laws - unless employment/term of service was terminated for cause justifying denial of such payments), or, taking into account the considerations set forth in section 18 which will be comparable to customary market practices.

F. Exemption, Indemnification and Insurance

20.	Exemption

Nanox (subject to the approvals of the Compensation Committee and the Board and subject to other approvals required under the Companies Law, if any) may exempt in advance and retroactively its Executive Officers and Directors, from any liability to the Company, in whole or in part, for damages in consequence of his or her duty of care vis-a-vis the Company, to the fullest extent permitted by applicable law and subject to the provisions of the Company’s Articles of Association and the Companies Law and other applicable law.

21.	Indemnification

Nanox (subject to the approvals of the Compensation Committee and the Board and subject to other approvals required under the Companies Law, if any) may indemnify its Executive Officers and Directors to the fullest extent permitted by applicable law and the Company's Articles of Association, for any liability and expense that may be imposed on its Executive Officers and Directors, as provided in any applicable Indemnity Agreement between such individuals and Nanox, all subject to applicable law and the Company’s Articles of Association.

22.	Insurance

22.1.
Nanox (subject to the approvals of the Compensation Committee and the Board and subject to other approvals required under the Companies Law, if any) will provide "Directors’ and Officers’ Liability Insurance" (the "Insurance Policy"), as well as a "run off" insurance policy for its Executive Officers and Directors as follows:

•
The annual premium to be paid by the Company shall not exceed $4,500,000 for the aggregate coverage of the Insurance Policy up to an amount of $30,000,000, and a proportional increase if the coverage is increased up to the Maximum Amount specified below;

•
The limit of liability of the insurer shall be $75,000,000 (the “Maximum Amount”). With respect to any claim in connection with or arising out of a public offering of the Company’s securities, the Maximum Amount may be increased to the aggregate amount of proceeds from the sale by the Company and/or any shareholder of the Company’s securities in such offering.

•
The deductible amount per each lawsuit with respect to Executive Officers and Directors shall not exceed $2,500,000 and $20,000,000 with respect to the Company; however, for the avoidance of doubt, the Executive Officers and Directors shall not be required to pay any deductible amount.

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•
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Company, which shall determine (subject to the approvals of the Compensation Committee and the Board and subject to other approvals required under the Companies Law, if any) whether the sums are reasonable considering the Company's exposures, the scope of coverage and whether the Insurance Policy reflects the current market conditions, and that it shall not materially affect the Company's profitability, assets or liabilities.

•
The policy will also cover the liability of the controlling shareholders due to their positions as Executive Officers and/or Directors in the Company, from time to time, provided that the coverage terms in this respect do not exceed those of the other Executive Officers and Directors in the Company.

•
In the event of an insurance event, the order of payments under the policy will be as follows: (a) Payment to Directors and Executive Officers; (b) payment to the Company for any sum the Company is required to pay to Directors and Executive Officers in accordance with the letter of indemnification given to them; (c) payment to the Company.

G. Arrangements upon Change of Control

23.
The following benefits may be granted to the Executive Officers and Directors, in addition to the benefits applicable in the case of any retirement or termination of service, upon a "Change of Control" following which the employment or engagement of the Executive Officer or Director is terminated or adversely adjusted in a material way:

23.1.	Vesting acceleration of outstanding options, restricted shares, restricted share units (RSUs) and/or other equity-based awards.

23.2.
Extension of the exercise period of options, restricted shares, restricted share units (RSUs) and/or other equity based awards for Nanox’s Executive Officers for a period of up to two (2) years, respectively, following the date of termination of employment.

23.3.	An Advance Notice Period, in accordance with, and subject to, section 17.3 above.

23.4.	An Adjustment Period/Retirement Bonus, in accordance with, and subject to, section 18 above, of up to twelve (12) months of Employment Cost.

H. Board of Directors Compensation

24.
The compensation of the Directors who are not employed by the Company and do not receive a salary as employees will be eligible for annual compensation, shall be in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time, or in accordance with section 25 below, subject to applicable law and any required approvals under applicable law.

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25.
The annual gross cash compensation of the Directors in their capacity as such (including External Directors and Independent Directors (as such terms are defined in the Companies Law) shall not exceed the following:

25.1.	Base payment of $36,000 per year (the "Director Base Payment");

25.2.	Chairperson of the Board[8]- up to $120,000 per year (including the Director Base Payment)(the “Chairperson Base Payment”) ;

25.3.
A Director who has particular stature or added value to the Company as determined and designated as such by the Compensation Committee, Board and/or Shareholders, as applicable (a “Designated Director”) - an additional amount of up to $80,000 per year to the Director Base Payment[9];

25.4.	Committee Chairperson- an additional amount of up to $15,000 per year to the Director Base Payment per committee;

25.5.	Committee member (other than the Chairperson)- an additional amount of up to $7,500 per year to the Director Base Payment per committee;

26.
In addition, the Company may, subject to the approval of the Compensation Committee, Board and/or Shareholders, as applicable, engage with its Directors (excluding External Directors and Independent Directors) for the receipt of consulting services and/or other special services which are not connected to Board and Board committee duties, for a consideration of (i) up to $250 per hour, plus reasonable expense reimbursement, and/or (ii) RSUs to be issued each calendar quarter, in the amount calculated by dividing 3X the cash compensation paid to each such Director  during such quarter by the fair market value of the Company’s ordinary shares on the last trading day of such quarter. Such compensation shall be paid for each Director for a maximum of 100 hours per month.

27.	Directors may be granted equity-based compensation in accordance with the applicable principles detailed in Section D of this Policy, and subject to the provisions of the Companies Law.[10]

Equity based compensation granted to the Company's Directors, shall not exceed the following amounts (subject to any applicable law):11

27.1.	Director: $146,000 per year (the "Equity Compensation");

27.2.	A Designated Director: $200,000 per year (in addition to the Equity Compensation)[12];

8 In case that the Chairperson of the Board also acts as the Company’s CEO or is otherwise employed or engaged by the Company on an active basis,  he/she will not be eligible for payments pursuant to this section 25.
9 In case that the Chairperson of the Board is also a Designated Director, he/she may receive compensation as a Designated Director in addition to the Chairperson Base Payment.
10 The value of equity-based compensation is based on the fair value on the date of grant, calculated annually, on a linear basis.
11 Based on the fair value on the date of grant, calculated annually, on a linear basis.
12 In case that the Chairperson of the Board is also a Designated Director, he/she may receive equity compensation as a Designated Director in addition to the Chairperson Equity Compensation.

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27.3.	Chairperson of the Board[13]- an amount of $185,000 per year (including the Equity Compensation)(the “Chairperson Equity Compensation”);

28.	Nanox's External Directors and Indepe0ndent Directors may be entitled to reimbursement of expenses in accordance with the Companies Law.

I. Miscellaneous

29.
This Policy is subject to applicable law, including the Companies Law and Nasdaq Listing Rules, and is not intended and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s Articles of Association.

30.
This Policy does not serve to adversely affect existing agreements between the Company and its Executive Officers and Directors and it was not formulated to prejudice existing compensation of any of the Executive Officers and Directors of the Company. The Company shall abide by all existing arrangements that were in effect on the inception date of this Policy, and for as long as these agreements shall remain in effect. Any existing compensation (including Bonuses), where the granting thereof and the method used to determine it are not discretionary (such as a Bonus deriving from predefined quantitative targets or calculated according to the period of employment), is not subject to approvals according to this Policy and any existing compensation where the granting thereof is discretionary (such as a Bonus being awarded in recognition of overall contribution to the Company) shall require approval as required pursuant to the Companies Law.

31.
In the event of amendments made to the Companies Law provide relief in connection with Nanox’s compensation to its Executive Officers or Directors, Nanox may elect to act pursuant to such relief without regard to any contradiction with this Policy.

32.
The Company (subject to applicable law) may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

33.
An immaterial change in the terms of office of Executive Officers (excluding Directors, a controlling shareholder or a controlling shareholder's relative) during the term of this Compensation Policy, will be subject to the approval of the Company's CEO only. An immaterial change in this matter shall be deemed to be a change that does not exceed 10% of the annual Employment Cost with respect to the employment or engagement of such an Executive Officer in the Company, subject to the conditions prescribed in this Compensation Policy.

34.
It should be clarified, that the compensation components detailed in this Policy do not relate to various components that the Company may provide to all or part of its employees and/or its Executive Officers, such as: parking spaces, entry permits for its assets, reimbursement for meals and accommodation expenses, vacations, company events, etc.

13 In case that the Chairperson of the Board also acts as the Company’s CEO or is otherwise employed or engaged by the Company on an active basis, he/she will not be eligible for any equity compensation pursuant to this section 27.

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35.
If any Executive Officer or Director receives compensation not in the capacity an employee of the Company, he/she shall issue an appropriate invoice to the Company and the Company shall pay VAT, as applicable in accordance with applicable law.

36.	Any reference to the Company includes any of its subsidiaries, as appropriate.

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Exhibit B

See attached.

EQUITY COMPENSATION PLAN

Nano-X Imaging Ltd.

Equity Compensation Plan for Executive Officers and Directors

Adopted by the Board of Directors on December 24, 2020
Adopted by the Shareholders on February 9, 2021

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2

A. Overview and Objectives

1.	Introduction

This document sets forth the equity compensation plan for executive officers (this "Compensation Plan" or "Plan") of Nano-X Imaging Ltd ("Nanox" or the "Company" and "Executive Officers", accordingly) as well as for directors who are not Executive Officers, in accordance with the requirements of the Companies Law 5759-1999, and the regulations promulgated thereunder, as amended from time to time (the "Companies Law").

For purposes of this Plan, "Executive Officers" shall mean "Office Holders" as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, the Company's directors who are not also employees or service providers of the Company (each, a “Director”).

The objective of this Plan is to define the Company’s equity based compensation for the Company’s Executive Officers defined herein and Directors who are not employees or otherwise provide services to the Company (including External Directors and Independent Directors (as such terms are defined in the Companies Law)), in accordance with the Company’s Compensation Policy (”Compensation Policy”), as may be amended from time to time. For the avoidance of doubt, this Plan is complementary to the Compensation Policy and is designed solely to elaborate the scheme upon which the Company may grant its Executive Officers and Directors equity based compensation.

This Plan is designed solely for the benefit of Nanox. Nothing in this Compensation Plan shall be deemed to grant any of Nanox’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment by or engagement with the Company and their compensation thereof. Such rights and privileges, to which Executive Officers, Directors or employees serving in the Company or that will serve in the Company in the future, are entitled for, shall be governed by the respective personal employment or engagement agreements. This Compensation Plan shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Plan is approved by the general meeting of Nanox's shareholders and shall serve as Nanox’s Compensation Plan for the maximum period of time permitted by any applicable law, including the Companies Law.

The Company’s Compensation Committee and the Board of Directors of Nanox (the "Compensation Committee" and "Board" respectively) shall review and reassess the adequacy of this Plan from time to time, as required by the Companies Law.

B. Equity-Based Compensation

2.	General and Objectives

The equity based compensation offered by Nanox may be in the form of shares, restricted shares, options exercisable into shares and/or other equity based awards, such as restricted share units (RSUs), in accordance with the Company's incentive plan(s) in place and the Compensation Policy as may be updated from time to time.

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3.	Taxation Regime

Subject to any applicable law, Nanox may determine, at the discretion of the Compensation Committee and the Board, the tax regime under which equity based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers and Directors.

4.	Exercise Price and Grant Value

The exercise price of the options will be set in accordance with the decision of the Compensation Committee and the Board and will generally be calculated on the basis of the closing share price on the stock exchange as of the date of the Board decision on the matter and shall not be less than the average calculation in the period of 30 days prior to the date of grant of the said options. However, unless otherwise determined by the Company (subject to the approvals of the Compensation Committee and the Board and subject to other approvals required under the Companies Law, if any), and subject to the provisions of any applicable law, the exercise price of restricted shares and restricted share units (RSUs) is zero.

Options may also be exercised by a method of "Cashless" exercise.

5.	General

All other terms of the equity awards shall be in accordance with Nanox's incentive plans, Compensation Policy and other related practices and policies and as further determined by the Compensation Committee and/or the Board, as required. Accordingly, the Company may (subject to the approvals of the Compensation Committee and the Board and subject to other approvals required under the Companies Law, if any) extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

6.	Executive Officers’ Equity Based Compensation

6.1.
The following represents the value of the annual equity based compensation Nanox shall grant its Executive Officers, in accordance with each Executive Officer’s position, as of the date of the approval of this Plan[1] (the “Executive Officers’ Base Equity Grant”):

Position	Annual Equity Based Compensation in USD

Chief Executive Officer	At least 50% but not exceeding 200% of the Base Salary[2]

Other Executive Officers	At least 20% and not exceeding 150% of the Base Salary[3]

1
For the avoidance of doubt, Executive Officers that received equity based compensation, or a commitment to receive such equity based compensation, prior to the adoption of this Plan shall not be affected by this section 6.

2	As defined in the Compensation Policy.
3	As defined in the Compensation Policy.

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6.2.
Equity based compensation granted to Executive Officers shall vest gradually over a period of four (4) years. Such grants shall be vested on a quarterly basis, subject to the eligible Executive Officer’s continuous service with the Company through such vesting dates.

C. Board of Directors Compensation

7.
The compensation of the Directors who are not employed by the Company and do not receive a salary as employees will be eligible for annual compensation, shall be in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time, and in accordance with sections 25 and 27 of the Compensation Policy, subject to applicable law and any required approvals under applicable law.

8.	Equity based compensation granted to the Company's Directors, shall not exceed the following amounts (subject to any applicable law)[4]:

8.1.	Director: $146,000 per year (the "Equity Compensation");

8.2.	A Designated Director[5]: $200,000 per year (in addition to the Equity Compensation)[6];

8.3.	Chairperson of the Board[7]: an amount of $185,000 per year (including the Equity Compensation)(the “Chairperson Equity Compensation”);

9.	The following represents the value of the annual equity based compensation Nanox shall grant its Directors (who are not executive directors) and External Directors[8]:

9.1.
Upon each such Director’s nomination (who is not chairperson of the Board), he/she will be eligible to equity based compensation, that will grant the Director an option to purchase $580,723 (five hundred eighty thousand, seven  hundred and twenty-three) worth of the Company’s Ordinary Shares at an exercise price per share equal to the closing price of the Ordinary Shares on the date of grant (the “Director Base Option Grant”). The shares subject to each such stock option will vest gradually over 4 (four) years, in equal quarterly installments, subject to the Director’s continuous service through such vesting dates.

9.2.
Upon such Director’s nomination (who is chairperson of the Board), he/she will be eligible to equity based compensation, that will grant the chairman an option to purchase $725,903 (seven hundred twenty five thousand, nine hundred and three) worth of the Company’s Ordinary Shares at an exercise price per share equal to the closing price of the Ordinary Shares on the date of grant (the “Chairperson Base Option Grant”). The shares subject to each such stock option will vest gradually over 4 (four) years, in equal quarterly installments, subject to the Director’s continuous service through such vesting dates

4	Based on the fair value on the date of grant, calculated annually, on a linear basis.
5	As defined in the Compensation Policy.
6	In case that the Chairperson of the Board is also a Designated Director, he/she may receive equity compensation as a Designated Director in addition to the Chairperson Equity Compensation.
7
In case that the Chairperson of the Board also acts as the Company’s CEO or is otherwise employed or engaged by the Company on an active basis, he/she will not be eligible for payments pursuant to this section 8.

8
For the avoidance of doubt, Directors and External Directors who received equity based compensation, or a commitment to receive such equity based compensation, prior to the adoption of this Plan shall not be affected by this section 9.

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D. Miscellaneous

10.
This Plan is subject to applicable law, including the Companies Law and Nasdaq Listing Rules, and is not intended and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s Articles of Association.

11.
This Plan does not serve to adversely affect existing agreements between the Company and its Executive Officers and Directors and it was not formulated to prejudice existing compensation of any of the Executive Officers and Directors of the Company. The Company shall abide by all existing arrangements that were in effect on the inception date of this Plan, and for as long as these agreements shall remain in effect. Any existing compensation (including Bonuses), where the granting thereof and the method used to determine it are not discretionary (such as a Bonus deriving from predefined quantitative targets or calculated according to the period of employment), is not subject to approvals according to this Plan and any existing compensation where the granting thereof is discretionary (such as a Bonus being awarded in recognition of overall contribution to the Company) shall require approval as required pursuant to the Companies Law. In the event of amendments made to the Companies Law provide relief in connection with Nanox’s compensation to its Executive Officers or Directors, Nanox may elect to act pursuant to such relief without regard to any contradiction with this Plan.

12.
The Company (subject to applicable law) may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

13.
It should be clarified, that the compensation components detailed in this Plan do not relate to various components that the Company may provide to all or part of its employees and/or its Executive Officers, such as: parking spaces, entry permits for its assets, reimbursement for meals and accommodation expenses, vacations, company events, etc.

14.
If any Executive Officer or Director receives compensation not in the capacity an employee of the Company, he/she shall issue an appropriate invoice to the Company and the Company shall pay VAT, as applicable in accordance with applicable law.

15.
This Plan shall be effective for a period of 3 (three) years as of the date of its approval by the Compensation Committee, Board and the Company’s Shareholders, as applicable, subject to applicable law and any required approvals under applicable law.

16.	Any reference to the Company includes any of its subsidiaries, as appropriate.

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